Exhibit 4.14
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934
The following is a brief description of the common stock, par value $0.01 per share (“Common Stock”) of Encore Capital Group, Inc. (the “Company”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description of the terms of the Company’s stock does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of the Delaware General Corporation Law (“DGCL”), and the full text of the Company’s restated certificate of incorporation, as amended to date (the “Certificate of Incorporation”), and the Company’s amended bylaws (“bylaws”), copies of which are incorporated by reference to this Annual Report on Form 10-K.
General
The Company’s Certificate of Incorporation provides that the Company may issue up to 75,000,000 shares of Common Stock. As of December 31, 2019, there were 31,096,981 shares of Common Stock issued and outstanding.
Common Stock
Voting Rights. The holders of the Company’s Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of Common Stock entitled to vote in the election of directors can elect all of the directors standing for election, if they so choose.
Dividends. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, holders of Common Stock are entitled to receive ratably dividends, if any, as may be declared by the Company’s board of directors out of funds legally available therefor.
Other Rights. Upon the Company’s liquidation, dissolution or winding-up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Company’s Common Stock.
Certain Provisions of Delaware Law and the Company’s Charter and Bylaws
The provisions of the Company’s Certificate of Incorporation and bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of the Company.
Delaware Law. While the Company is not subject to the provisions of Section 203 of the DGCL regulating corporate takeovers because the Company opted out of those provisions with an express statement in its Certificate of Incorporation, which was filed in 1999 at the time of the

Company’s initial public offering. The Company does have a provision in its Certificate of Incorporation that operates similar to Section 203, as described below.
Charter. The Company’s Certificate of Incorporation precludes an “interested stockholder” (generally a holder of 15% or more of the Company’s Common Stock), from engaging in a merger, asset sale or other business combination with the Company for a period of three years after the date of the transaction in which the person became an interested stockholder, unless one of the following occurs:
•prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;
•the stockholder owned at least 85% of the Company’s outstanding voting stock, excluding shares held by directors who were also officers and shares held in certain employee stock plans, upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder; or
•the business combination was approved by the board of directors and by two-thirds of the Company’s outstanding voting stock, excluding shares held by the interested stockholder.
The Company’s charter defines “business combination” to include the following:
•any merger or consolidation of the corporation with or caused by the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or of assets worth 10% or more of the corporation’s outstanding stock to the interested stockholder involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, the Company’s charter defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons, and certain permitted transferees.

This provision in the Company’s charter could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company.
In addition, the Company’s charter provides that the vote of the holders of at least two-thirds of the shares entitled to vote in the election of directors is required to remove a director, with or without cause. Additionally, the Company’s charter provides that its board of directors is authorized to issue preferred stock without stockholder approval, and that the Company will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may include services in connection with takeover defense measures.
Bylaws. The Company’s bylaws provide that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the board of directors at a stockholders meeting must give notice of any proposals or nominations within a specified time frame. In addition, the Company’s bylaws provide that the Company will hold a special meeting of stockholders only if three of its directors or the Chief Executive Officer or the Chairman of the board of directors calls the meeting or if the holders of a majority of the issued and outstanding shares of capital stock entitled to vote at a meeting make a written demand for the meeting.
These provisions may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders. In order to have the Company include a proposal in its annual proxy statement, the proponent and the proposal must also comply with the proxy proposal submission rules of the SEC.
In addition, stockholders can amend or repeal the Company’s bylaws only with the vote of the holders of at least two-thirds of the Company’s outstanding Common Stock.